SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                             (Amendment No. 10) (1)


                              MICROSEMI CORPORATION
                                (Name of Issuer)



                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)



                                    595137100
                                 (CUSIP Number)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 595137100                    13G                     Page 2 of 5 Pages


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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       WECHSLER & CO., INC.

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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3.  SEC USE ONLY


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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            1,494,999 (including 969,520 shares issuable upon
                       conversion of convertible securities of the Issuer)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             1,494,999 (including 969,520 shares issuable upon
                       conversion of convertible securities of the Issuer)
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       Not Applicable
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   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,494,999

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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       14.7%

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  12.  TYPE OF REPORTING PERSON*

       BD

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).               Name of Issuer:

                         MICROSEMI CORPORATION

Item 1(b).               Address of Issuer's Principal Executive Offices:

                         2830 S. Fairview Street
                         Santa Ana, CA 92704

Item 2(a).               Name of Person Filing:

                         This Schedule 13G is filed on behalf of Wechsler & Co., Inc. (the "Reporting Person").

Item 2(b).               Address of Principal Business Office or, If None,
                         Residence:

                         Suite 310
                         105 South Bedford Road,
                         Mount Kisco, New York  10549

Item 2(c).               Citizenship:

                         The Reporting Person is a New York corporation.

Item 2(d).               Title of Class of Securities:

                         Common Stock, par value $.20 per share.

Item 2(e).               CUSIP Number:

                         595137100

Item 3.                  Type of Reporting Person:

                         (a) The Reporting Person is a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934.

                         (b)-(h): Not applicable

Item 4.                  Ownership:

                         (a)      Amount Beneficially Owned:

                         At December 31, 1997, the Reporting Person beneficially owned 1,494,999 shares of Common Stock, which amount includes 969,520 shares issuable upon conversion of $13,137,000 principal amount of 5-7/8% Convertible Subordinated Debentures due 2012 (the "Debentures") of the

                                Page 3 of 5 Pages

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                         Issuer.

                         (b)      Percentage of Class:

                                  14.7%

                         (c)      Number of Shares as to Which Such Person Has:

                                  (i)     sole power to vote or direct the vote:

                                          1,494,999 shares (including 969,520
                                          shares of Common Stock issuable upon
                                          the conversion of $13,137,000
                                          principal amount of Debentures).

                                  (ii)    shared power to vote or direct the
                                          vote:

                                          Not applicable.

                                  (iii)   sole power to dispose or direct the
                                          disposition of:

                                          1,494,999 shares (including 969,520
                                          shares of Common stock issuable upon
                                          the conversion of $13,137,000
                                          principal amount of Debentures).

                                  (iv)    shared power to dispose or direct
                                          the disposition of:

                                          Not applicable.

Items 5-9.               Not applicable.

Item 10.                 Certification:

                         By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 1998
                                        WECHSLER & CO., INC.


                                        By:  /s/ Norman J. Wechsler
                                             -------------------------------
                                             Norman J. Wechsler
                                               Chairman of the Board
                                               President

                                Page 5 of 5 Pages